April 27, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CoLucid Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-203100)

Ladies and Gentlemen:

As a representative of the several underwriters of the Company’s proposed public offering of up to 5,360,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (EDT) on April 29, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated April 20, 2015, through the date hereof:

Preliminary Prospectus dated April 20, 2015:

2,825 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, PIPER JAFFRAY & CO. STIFEL, NICOLAUS & COMPANY, INCORPORATED As Representatives of the several Underwriters PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
Name: Keith Lister Title: Managing Director

[Signature Page to Underwriter Acceleration Request]